February 1, 2013

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.
File No. 001-33326

Dear Ms. Hayes:

This letter serves to confirm my telephone conversation with Ms. Aslynn Hogue on February 1, 2013 in which I requested, on behalf of People’s United Financial, Inc. (the “Company”), an extension of time to respond to the comment letter dated January 30, 2013 from the Staff of the Securities and Exchange Commission (the “Commission”).

Based on that conversation, it is my understanding that the deadline for the Commission’s receipt of the Company’s response has been extended to February 15, 2013. Please contact me immediately if this understanding is incorrect. Thank you.

Sincerely,

/s/ Jeffrey Hoyt

Jeffrey Hoyt

Senior Vice President, Controller

People’s United Financial, Inc.